Exhibit 99.1

NOTIFICATION OF THE ROSTELECOM ANNUAL GENERAL SHAREHOLDERS’ MEETING ON THE RESULTS OF THE YEAR 2006

DEAR SHAREHOLDER!

Notice is hereby given that Open Joint Stock Company Long-distance and International Telecommunications Rostelecom (hereinafter referred to as the Company), located at 15 Dostoevskogo st., St. Petersburg, 191002, Russia, has decided to convene and conduct the Company’s Annual General Shareholders’ Meeting (hereinafter referred to as the Meeting) on the results of the year 2006 on June 16, 2006, in compliance with Article 15 of the Company’s Charter, Article 65 of the Federal Law On Joint-Stock Companies No. 208-FZ dated December 26, 1995 and the decision of the Company’s Board of Directors dated April 13, 2007. The Meeting will be held at the Rostelecom Training Center, Village of Bekasovo, Naro-Fominsk District, Moscow Region, Russia.

Form of the Meeting: joint attendance of shareholders to discuss the issues on the agenda and make decisions on the issues put to vote. Voting ballots will be sent prior to the Meeting.

Registration begins at 8.30 a.m. (Moscow time) on June 16, 2006, at the given address.

The Meeting begins at 10.30 a.m. (Moscow time) at the given address.

Private persons should have a passport or another identifying document. Proxies of legal entities and private persons should have a passport or another identifying document, and a document confirming their authorization as proxy.

Directions: by commuter train from the Kievsky train station to the Zosimova Pustyn station; by car via the Kievsky highway towards Kaluga to the Bekasovo 1 road sign (66 km from Moscow).

The list of persons who have the right to attend the Meeting is determined according to the register of the Company’s shareholders as of April 27, 2007.

The Meeting Agenda:

1.                   Approval of the Company’s annual report, annual financial statements, including profit and loss statement of the Company, and distribution of profits and losses (including dividend payment) upon the results of the reporting fiscal year (2006).

2.                   Election of the Board of Directors of the Company.

3.                   Election of the Audit Commission of the Company.

4.                   Approval of an external auditor of the Company for the year 2007.

5.                   Approval of the restated Charter of the Company.

6.                   Approval of the restated Regulations on the Board of Directors of the Company.

7.                   Approval of the restated Regulations on the Management Board of the Company.

8.                   Compensation to the members of the Board of Directors for the duties as members of the Company’s Board of Directors.

Right to vote on the Meeting agenda is given to holders of Rostelecom’s ordinary shares being on the register as of April 27, 2007.

A shareholder may participate in the Meeting personally or by proxy, who must present documentation proving power of attorney, legalized pursuant to Clauses 4 and 5 of Article 185 of the Civil Code of the Russian Federation and signed by a notary.

The Meeting notification and voting ballots will be sent by registered mail to shareholders being on the list of persons entitled to participate in the Meeting (voting ballots will be sent to those who have voting rights).

Shareholders have the right to submit the completed voting ballots in advance to OJSC “Obyedinennaya Registratsionnaya Kompaniya” (“United Registration Company”) at the address: 15A Kalanchevskaya st., 107078, Moscow, P.O. Box 162 (for OJSC “Obyedinennaya Registratsionnaya Kompaniya”).

Ballots sent by shareholders to OJSC “Obyedinennaya Registratsionnaya Kompaniya” on or before June 13, 2006, until 6.00 p.m. (Moscow time) shall participate in the vote.

Proxies sent by ADR holders to JPMorgan Chase Bank on or before June 8, 2006, until 3.00 p.m. (NY time) shall participate in the vote.

Shareholders registered to participate in the Meeting in person are entitled to vote during the Meeting using their ballots, if their ballots have not been received or were received after the specified date.

Under Clause 3 of Article 52 of the Federal Law “On Joint-Stock Companies”, the following information (materials) to be used to prepare for the Meeting shall be available at Rostelecom’s and its branches’ premises for the use of shareholders entitled to participate in the Meeting and the Company’s authorized representatives for 30 days prior to the date of the Meeting, so shareholders can become acquainted with the materials:

•                  Notification on the Meeting;

•                  Information on the agenda of the Meeting, including:

•                  the Board of Directors’ recommendations in respect of the Company’s profit and loss distribution upon the results of the year 2006, including the amount of dividend and its distribution method;

•                  Information about candidates to the Company’s Board of Directors;

•                  Information about candidates to the Company’s Audit Commission;

•                  Information on the existence or lack of consent of the candidates to ballot;

•                  Information about the candidates to the external auditor of the Company for the year 2007;

•                  Proposed wording of the decisions of the Meeting;

•                  The Company’s 2006 Annual Report;

•                  The Company’s annual financial statements for the year 2006, including the profit and loss statement (on the basis of the Russian Accounting Statements);

•                  The Audit Commission’s report regarding audit of the Company’s financial and operational activity, annual financial statements for 2006, as well as accuracy of information provided in the Annual Report and annual financial statements for 2006;

•                  The report by the Company’s external auditor, Ernst & Young, regarding Rostelecom’s financial statements for 2006;

•                  Extract from the minutes of the Audit Committee of the Board of Directors regarding the report provided by the Company’s external auditor Ernst & Young;

•                  Draft of the restated Charter of the Company;

•                  Draft of the restated Regulations on the Board of Directors;

•                  Draft of the restated Regulations on the Management Board.

At the request of a shareholder entitled to participate in the Meeting, the Company shall provide him/her copies of the above-specified documents within five days from the date of the submission of the appropriate request to the Company. The fees charged by the Company must not exceed their production costs. A shareholder has the right to demand that the materials specified in the request are sent to him by mail, if the shareholder covers mailing costs.

At the Meeting the materials will be available to persons participating in the Meeting.

Under Clause 35.3 of the Company’s Charter, these materials are given, if the request for these materials contains surname, name, patronymic, passport data (for legal entities – full name, location, state registration details), personal account number in the register of the Company’s shareholders, the amount, class (type) of shares owned and the name of the requested document.

The Meeting materials of are available on Rostelecom corporate website www.rt.ru/en by choosing Investor Centre - AGM - AGM on the results of the year 2006.

OJSC Rostelecom Board of Directors

Addresses of Rostelecom authorized representatives
for the Annual General Shareholders’ Meeting

Regional Branches	Telephone	Fax/E-mail	Postal address

North-Western	+ 7 (812) 601-03-07, + 7 (812) 601-03-33	+ 7 (812) 601-03-76, titova@szf.rt.ru, office@szf.rt.ru	190000, St Petersburg, P.O. BOX-1058, 191186, St Petersburg, Bolshaya Morskaya st., 3/5

Volga Region	+ 7 (846) 278-03-62	+ 7 (846) 278-01-05, + 7 (846) 242-30-05, n:karaseva@rt.ru, pf@rt.ru	443001, Samara, Sadovaya st., 292

Siberian	+ 7 (383) 220-03-98	+ 7 (383) 220-03-98, Sergey.Sukhorukikh@rt.ru	630082, Novosibirsk, 2nd Soyuza Molodyozhi st.,33

Southern	+ 7 (863) 264-54-19	+ 7 (863) 264-07-92, Elena.Martirosyan@rt.ru	344006, Rostov-on-Don, Pushkinskaya st., 152

Urals	+ 7 (343) 371-63-00, + 7 (343) 216-26-09	+ 7 (343) 374-66-41, Natali.Grebennikova@rt.ru	620041, Yekaterinburg, Asbestovsky per., 4a

Far Eastern	+ 7 (4212) 30-51-81	+ 7 (4212) 30-57-09, dvf@rt.ru	680000, Khabarovsk, Pushkina st., 23

Central	+ 7 (499) 197-17-10, + 7 (495) 994-30-95	+ 7 (499) 197-17-08, Ludmila.Kravchuk@rt.ru	123298, Moscow, 3rd Khoroshevskaya st., 17-1

MMT	+ 7 (495) 246-36-61, + 7 (495) 241-97-80	+ 7 (495) 246-01-63, + 7 (495) 727-46-62, secret@mmtel.ru	115172, Moscow, Goncharnaya st., 30

Rostelecom Training Center	+ 7 (495) 992-05-59	+ 7 (495) 992-05-13, upcrt@rt.ru	143380, Moscow Region, Naro-Fominsk District, Bekasovo Village

Rostelecom Headquarters	+ 7 (499) 973-99-21	+ 7 (499) 973-1055, ehnizamova@rt.ru	125047, Moscow, 1st Tverskaya-Yamskaya st., 14

Contact information of Rostelecom’s registrar:

OJSC “Obyedinennaya Registratsionnaya Kompaniya” (“United Registration Company”)

Postal address: 15A Kalanchevskaya st., 107078, Moscow, P.O. Box 162 (for “Obyedinennaya Registratsionnaya Kompaniya”)

Tel.: +7 495 933 4221

Fax: +7 495 933 4221

E-mail: ork@ork-reestr.ru